Supplement Dated November 15, 2022
To The Notice Documents Dated April 25, 2022 For

PERSPECTIVE ADVISORS IISM, PERSPECTIVE II®, PERSPECTIVE ADVISORY®, and PERSPECTIVE REWARDS FLEXIBLE PREMIUM VARIABLE AND FIXED DEFERRED ANNUITIES, and ELITE ACCESS ADVISORY®
FLEXIBLE PREMIUM VARIABLE DEFERRED ANNUITY, and PERSPECTIVE FOCUS® and
PERSPECTIVE FIXED AND VARIABLE ANNUITIES

Issued by
Jackson National Life Insurance Company of New York® through
JNLNY Separate Account I

PERSPECTIVE ADVISORS
FIXED AND VARIABLE ANNUITY®
Issued by
Jackson National Life Insurance Company of New York® through
JNLNY Separate Account II

This supplement updates the above-referenced notice documents. Please read and keep it together with your notice documents for future reference. To obtain an additional copy of a notice document, please contact us at our Jackson of NY Service Center, P.O. Box 24068, Lansing, Michigan, 48909-4068; 1-800-599-5651; www.jackson.com.

The following change has been made to “Appendix A: (Funds Available Under the Contract)” of your notice document, in order to reflect a recent sub-adviser change:

➢ Effective November 14, 2022, for the JNL/Goldman Sachs 4 Fund, Mellon Investments Corporation is removed as a sub-adviser in the column titled "Fund and Manager (and Sub-Adviser, if applicable)."
______________________________
(To be used with JMV7698NYGWND 04/22, NV5869GWND 04/22, JMV17955NYGWND 04/22, NV5526GWND 04/22, NV4224WFGWND 04/22, JMV17183NYGWND 04/22, NV3174GWND 04/22, NV3174CEGWND 04/22, NMV2731GWND 04/22, and NV3784GWND 04/22)

NFV101985 11/22